

Mail Stop 3561

September 9, 2008

Mr. John R. Schimkaitis
President and Chief Executive Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

> **RE:** **Chesapeake Utilities Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 1-11590**

Dear Mr. Schimkaitis:

We reviewed your response letter dated August 15, 2008 to our comment letter dated July 25, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1.   We considered your response to comment number one in our letter dated July 25, 2008 and reviewed the proposed revision to your disclosure. Please be advised that Item 10(e) of Regulation S-K applies to the non-financial statement portions of annual reports under sections 13 and 15(d) of the Securities Exchange Act. As such, we believe that the financial information regarding operating revenues of a particular segment presented in the description of your business should reconcile to the segment information presented in your financial statements. Given that the description of your business is presented by reportable segment, please disclose

the operating revenues of your natural gas marketing and propane wholesale marketing subsidiaries so that the financial information presented in the description of business in future filings reconciles to the segment information in Note C to your financial statements.

Report of Independent Registered Public Accounting Firm, page 33

2.   You indicate in your response to comment number two in our letter dated July 25, 2008 that you concluded that the 2006 and 2005 adjustments to retroactively reflect discontinued operations were not material and that an amendment to include the subsequently revised report of your successor auditor was not required. Yet, it appears that your predecessor and successor auditors considered the significance of the adjustments since the predecessor auditor reported on your 2006 and 2005 financial statements before the adjustments to retrospectively reflect discontinued operations and your successor auditor revised its report to refer to the predecessor's audit report before the adjustments and render an opinion in regard to the adjustments. As such, it appears that you should file an amendment to include the subsequently revised report of your successor auditor. Given the circumstances described in your response, please explain to us the rationale for your conclusion that the adjustments to retrospectively reflect discontinued operations were not material, and that an amendment is not required.

Consolidated Statement of Cash Flows, page 36

3.   We reviewed your response to comment number seven in our letter dated July 25, 2008. Cash payments for debt issue cost should be classified in cash flows from financing activities and adjustments to reconcile net income to net operating cash flow should include amortization of debt issue costs. Refer to EITF 95-13, paragraph 237 of CON 6 and paragraph 16 of APB 21. Please revise your classification of debt issue cost in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

4.   In future filings, please revise the certifications required by Rule 13a-14(a) or Rule 15(d)-14(a) to include the parenthetical language omitted from paragraph 4(d). Refer to Item 601(b)(31) of Regulation S-K.

        As appropriate, amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. John R. Schimkaitis
Chesapeake Utilities Corporation
September 9, 2008
Page 3

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief